

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 27, 2013

<u>Via E-mail</u>
Cai Yu
Chief Executive Officer and Chief Financial Officer
Lion Lam Diamond Inc.
14520 Memorial Drive
Suite M206
Houston, Texas 77079

    Re: Lion Lam Diamond Inc.
             Item 4.01 Form 8-K
             Filed August 20, 2013
             File No. 333-172112

Dear Mr. Yu:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                       Sincerely,

                       /s/ William H. Thompson

                       William H. Thompson
                       Accounting Branch Chief

cc: David Lam, President